Vemics, Inc.
523 Avalon Gardens Drive
Nanuet, NY 10954

May 13, 2008
BY EDGAR

U.S. Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549
Attention:	Larry Spirgel, Assistant Director
Collin Webster, Staff Attorney

Re: Vemics, Inc.:	Registration Statement on Form 10-SB
File No: 000-52765

Dear Mr. Spirgel:

We have enclosed for filing an amendment to the Registration Statement on Form 10-SB/A (the “Registration Statement”) for Vemics, Inc. (the “Company”).

In addition, we have set forth below the Company’s responses to the Staff’s comments raised in your letter dated March 27, 2007 regarding our Registration Statement on Form 10-SB/A filed on March 18, 2008.  For ease of your review, the Company’s responses are set forth below the text of each comment raised in your letter.  For your convenience, we are also providing you with five paper copies of the Registration Statement marked to show the changes made from the Registration Statement that we previously filed on March 18, 2008.

Notes to the Consolidated Financial Statements

Note 15 – Acquisitions, page F-18

1.
We note that you deleted from this submission the 1st paragraph on page F-18 of the document you filed on February 1, 2008.  This paragraph includes disclosures about why you used the August trading prices to value the acquisition and the market price of your stock when the terms of the acquisition were agreed and announced.  Please revise.

We have revised our Form 10-SB/A by reinserting our discussion of the August trading prices to value the acquisition and the market price of our stock in accordance with this comment.

2.
Refer to your response to comment 19.  We note your representation that at the time of the acquisition of NuScribe, Inc. there was no material identifiable tangible or intangible assets except for the iMedicor website, which was under construction at the time of the acquisition.  We also note that in October 2007 you launched the iMedicor website, which incorporated technologies being developed by the personnel of the acquired companies.  Addressing EITF 00-2, tell us why you did not allocate any value to the iMedicor website and the related technologies rather than assigning the total value of NuScribe to goodwill.

In response to this comment, we reevaluated EITF 00-2 and upon doing so, we revised our financial statements to reflect assignment of $9,180,971 to technology and medical software.

Note 15a – Acquisitions, F-19

3.
Please refer to your responses to comments 18 and 20.  Please disclose in the note the pro forma loss per share and the weighted number of common shares used [sic] the computation of the pro forma loss per share.  Disclose the period for which the results of operations of the acquired entities are included in the income statement.  Also, provide all other applicable disclosures required by paragraph 55 of SFAS 141.

We have disclosed the pro forma loss per share and the weighted number of common shares we used to calculate the pro forma loss per share in response to paragraph 55 of SFAS 141.  Further, we have disclosed the period for which the results of operations of the acquired entities are included in the income statement in response to this comment.  Lastly, we have provided additional applicable disclosures required by paragraph 55 of SFAS 141 such as the fact that we concluded that no further adjustments were necessary to conform the books and records of the acquisitions to comply with the significant accounting policies of the Company.  We have also disclosed that the consolidated financial statements and related notes to consolidated financial statements include the results of these acquired entities from their respective dates of acquisition.

4.
Please refer to the response to comment 21.  Please confirm whether the acquisition of NuScribe was with a related party or not.  Also, tell us whether the trading in the Company’s common stock during the period between August 10, 2006 and August 25, 2006 was with a related party, management or major shareholders of the Company.

We hereby confirm that our acquisition of NuScribe was not a related party transaction.  Further, to our knowledge, none of the trading in the Company’s common stock during the period between August 10, 2006 and August 25, 2006 occurred with any related party, management or major shareholders of the Company.

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If you have questions regarding this matter or if you need additional information, please do not hesitate to contact Fred Zolla at (845) 371-7380 or Scott Museles, of Shulman Rogers Gandal Pordy & Ecker, P.A., 11921 Rockville Pike, Suite #300, Rockville, Maryland 20852, counsel to the Company, at (301) 230-5246.  Thank you in advance for your time and attention.

Sincerely,

/s/ Fred Zolla
Fred Zolla
Chief Executive Officer